[redacted]

08027134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
108

SEC FILE NUMBER
8- 67407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cornwall Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 GREAT HILL ROAD
(No. and Street)

CORNWALL,	CT	06753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. DAVID MOCHE — 212-863-2585
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name - *if individual, state last, first, middle name*)

11 Broadway, Suite 766	New York	New York	10004
(Address)	(city)		Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathy Efrem, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornwall Partners, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathy Efrem
Signature

Financial and Operations Principal
Title

Linda S. Grimm
Notary Public

Linda S. Grimm
Notary Public, State of New York
No. 01GR5046601
Qualified in Orange County
Commission Expires July 17, 20 09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNWALL PARTNERS, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2007

Cornwall Partners, LLC
Contents to Financial Statements

YSL & Associates LLC

Certified Public Accountants

11 Broadway, Suite 766
New York, NY 10004
Tel: (212) 232-0122
Fax: (212) 232-0123

Independent Auditors' Report

To the Members of
Cornwall Partners, LLC

We have audited the accompanying statement of financial condition of Cornwall Partners, LLC as of December 31, 2007 and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornwall Partners, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

YSL & Associates LLC

New York, NY
January 30, 2008

Cornwall Partners, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 16,757
Accounts receivable	99,071
Total Assets	115,828

Liabilities & Members' Capital

Liabilities	-
Members' Capital	115,828
Total Liabilities & Members' Capital	$ 115,828

The accompanying notes are an integral part of these financial statements.

Cornwall Partners, LLC
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Fee income	$ 411,571
Interest	2,852
Special payment from the Financial Industry Regulatory Authority	35,000
	449,423
Expenses	
Management fee	355,000
Insurance	5,260
Professional fee	1,603
Office supplies	1,422
Other expenses	1,803
	365,088
Net income	$ 84,335

The accompanying notes are an integral part of these financial statements

Cornwall Partners, LLC
Statement of Changes in Members' Capital
For the Year Ended December 31, 2007

Balance at January 1, 2007	$ 31,493
Net income	84,335
Balance at December 31, 2007	$ 115,828

The accompanying notes are an integral part of these financial statements.

Cornwall Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 84,335
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Receivables	(99,071)
Net cash used in operating activities	(14,736)
Decrease in cash	(14,736)
Cash at beginning of year	31,493
Cash at end of year	$ 16,757

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Cornwall Partners, LLC, (the "Company"), is a broker-dealer that became registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, or "FINRA", on January 3, 2007, at which time it substantively commenced its operations.

The Company engages in the private placement of securities and rendering financial advice on mergers and acquisitions.

The Company does not handle any customers' funds or safe keep customer securities.

a. Fee Income

Fee revenue and related expenses arising from any transactions are recorded on an accrual basis.

b. Use of Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Management does not believe that actual results will differ materially from these estimates.

2. ACCOUNTS RECEIVABLE

The company's accounts receivable as of December 31, 2007 total $99,071 and relate to service fees and commissions.

3. INCOME TAXES

As a limited liability company, the company is not recognized for federal and state income tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual members of the Company.

4. REGULATORY REQUIREMENTS

The Company must maintain a minimum net capital of $5,000 in accordance with SEC Rule 15c3-1. For the first twelve months, the Company was not permitted to allow its aggregate indebtedness, as defined, to exceed 800% of its net capital. Beginning in 2008, its aggregate indebtedness, as defined, is not permitted to exceed 1500 percent of its net capital, as defined. At December 31, 2007, the Company has net capital of $16,757 which was $11,757 in excess of its minimum required net capital of $5,000.

Based upon the limited nature of its operations as a broker-dealer, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i).

5. RELATED PARTY TRANSACTIONS

In accordance with a services agreement, the Company's parent pays for various specified expenses for which the Company compensates the parent in the form of a management fee and for various other expenses, such as sundry professional services, for which the Company does not reimburse the parent.

During year 2007, the Company paid its parent a Management Fee of $355,000.

6. CONCENTRATIONS

The source of approximately all the Company's fee income is a single company. Company is in the process of renegotiating its arrangement in that regard.

The accounts receivable as of December 31, 2007 are from only two clients. While this represents a credit concentration, management does not expect any losses to result relating to these receivables.

7. SPECIAL PAYMENT

In conjunction with the merger of the regulatory operations of the NASD and the New York Stock Exchange into a new organization called the Financial Industry Regulatory Authority, the Company received a special payment of $35,000. This payment is non-recurring.

Cornwall Partners, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities And Exchange Commission
As of December 31, 2007

Net Capital	
Total members' capital	$ 115,828
Deductions and/or charges non-allowable assets	(99,071)
Net capital	$ 16,757
Aggregate indebtedness	$ -
Minimum net capital requirement	$ 5,000
Excess of net capital over minimum requirement	$ 11,757
Percentage of aggregate indebtedness to net capital	0.00%

There are no differences between the net capital reflected above and the net capital reflected in the FOCUS report Form X-17A-5 reported by the Company as of December 31, 2007.

YSL & Associates LLC

Certified Public Accountants

11 Broadway, Suite 766
New York, NY 10004
Tel: (212) 232-0122
Fax: (212) 232-0123

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

To the Members of
Cornwall Partners, LLC

In planning and performing our audit of the financial statements of Cornwall Partners, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively greater reliance must be place on surveillance by management.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

YSL & Associates LLC

New York, NY
January 30, 2008

END